LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2020	rlipsher@luselaw.com

VIA EDGAR

October 30, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Mr. Michael R. Clampitt
Senior Attorney
Mail Stop 4561

Re:	St. Joseph Bancorp, Inc., Registration Statement on Form S-1
File No. 333-153541

Dear Mr. Clampitt:

          On behalf of St. Joseph Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated October 15, 2008, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the staff of the Office of Thrift Supervision. The Prospectus also includes a “Recent Developments” section. The Amended S-1 has been blacklined to reflect changes from the original filing.

Form S-1

Prospectus Cover Page

1.

Please confirm that the company will not use the prospectus prior to the effective date of the registration statement, or, alternatively, please revise to include an appropriate “subject to completion” legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

We confirm that the Company will not use the Prospectus prior to the effective date of the registration statement.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael R. Clampitt
October 30, 2008
Page 2

Summary

2.	Please revise the preamble to state that it highlights “the material” information, not “selected,” from the document.

The preamble to the Summary section of the prospectus has been revised in response to this comment.

How We Determined the Offering Range, page 4

3.

It appears that management made no adjustments to the valuation range provided by RP Financial and concluded that the appraisal was reasonable. Please briefly describe management’s analysis in determining whether RP Financial’s appraisal was appropriate for pricing the deal. We note the disclosure on page 4 that the directors considered pro forma earnings and the range of price-to-book value ratios and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering.

The disclosure has been revised on pages 4 to 6 in response to this comment.

4.

Revise this section to briefly discuss the factors which led RP Financial to value the equity of St. Joseph Bancorp at a discount to the peer group. We note that one of the more significant adjustments appears to be based upon concern about marketing a new issuer.

The disclosure has been revised on pages 4 to 6 in response to this comment.

5.	Please disclose the peer group companies used by RP Financial in its appraisal of St. Joseph Bancorp, Inc.

The disclosure has been revised on page 6 in response to this comment.

After-Market Stock Price Performance, page 6

6.	Please delete the Average and Median numbers from the “Through August 28, 2007” column. Also, it appears that this column should present the appreciation figures through August 2008, not 2007.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael R. Clampitt
October 30, 2008
Page 3

The average and median data has been deleted from the August 28, 2008 column. The column heading has been corrected to indicate August 28, 2008, rather than August 28, 2007.

Purchases by Officer and Directors, page 10

7.

Please revise this section to also disclose the percentage of shares that directors and executives, together with their associates, will own at the minimum of the offering range. Please also revise the related information on page 88.

The disclosure has been revised on pages 12 and 94 in response to this comment.

Risk Factors, page 15

8.

The purpose of the risk factors section is to discuss the most significant factors that make the offering speculative or risky. It is not intended to be a place for the company to offer assurances. However, you make several references to the company’s inability to offer assurances. Instead of stating the company’s inability to make assurances, please revise these portions of the risk factors section to merely state the material risks that exist due to the uncertainties addressed.

The risk factors section has been revised in response to this comment.

9.

Revise the last risk factor on page 15 to quantify the extent you intend to enter these lending areas, e.g., the majority of the net proceeds, etc. In addition, disclose whether or not the Company has, or any of its employees have, any expertise in these lending areas.

The disclosure has been revised on page 16 in response to this comment.

10.	Revise the first full risk on page 18 to disclose whether a local downturn has occurred and quantify its effect on collateral underlying outstanding loans.

The disclosure has been revised on page 19 in response to this comment. However, please note that the Association does not have precise data to quantify the effect of the current economic climate on the collateral underlying outstanding loans.

11.	Noting from page 47 that 56% of deposits are CDs with less than a year maturity, consider adding a risk factor and describe the risks if such deposits are not renewed.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael R. Clampitt
October 30, 2008
Page 4

As requested in the comment, an additional Risk Factor has been added at page 19 relating to the 56% of deposits held in Certificates of Deposits with less than a year maturity, including the risks if those deposits are not renewed.

One- to Four-Family Residential Mortgage Loans, page 54

12.	Please discuss the recent foreclosure trends in the areas in which Midwest Federal Savings makes its loans.

The disclosure has been revised on page 61 in response to this comment.

13.

Please disclose the percentage of loans made by Midwest Federal Savings that exceeded a loan-to-value ratio of 80 percent at the time the loans were made. Please also disclose the percentage of loans with LTV ratios currently above 80%.

The disclosure has been revised on page 61 in response to this comment.

Mortgage-Backed Securities, page 64

14.	Please revise the descriptions of Freddie Mac and Fannie Mae to reflect each entity’s current structure.

The disclosure has been revised on page 71 in response to this comment.

Transaction with Certain Related Persons, page 86

15.

Please revise the disclosure in this section to clarify, if true, that loans to covered persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c to Item 404 of Regulation S-K.

The disclosure has been revised on page 92 in response to this comment.

The Conversion: Plan of Distribution, page 89

16.

You qualify the summary of the plan of conversion in its entirety by referencing the plan. It is inappropriate to disclaim responsibility to provide an accurate summary. Please remove the qualifying language.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael R. Clampitt
October 30, 2008
Page 5

The disclosure has been revised on page 95 in response to this comment.

Determination of Share Price and Number of Shares to be Issued, page 92

17.	It is unclear whether you have disclosed all material factors relied upon by RP Financial in preparing its valuation. Please revise to state all material factors considered.

The disclosure has been revised on page 98 in response to this comment.

18.	Please indicate the amount of compensation RP Financial has received from Midwest Federal Savings and St. Joseph Bancorp, Inc. during the previous two years.

The disclosure has been revised on page 98 in response to this comment.

Exhibits

Exhibit 8

19.	Remove the term “certain” from the Re: line of the opinion.

The tax opinion included as Exhibit 8 has been revised in response to this comment.

* * * * * *

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Michael R. Clampitt
October 30, 2008
Page 6

          We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2020 as soon as possible if it has any further comments.

Very truly yours,

/s/ Robert I. Lipsher

Robert I. Lipsher

cc:	Michael Clampitt, Esq.
Matt McNair, Esq.
David Permut, Esq.
Ralph E. Schank
Midwest Federal Working Group